

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Thomas J. Schuetz, M.D., Ph.D.
Chief Executive Officer
Compass Therapeutics, Inc.
80 Guest Street
Suite 601
Boston, MA 02135

> **Re: Compass Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 9, 2021**
> **File No. 333-257821**

Dear Dr. Schuetz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Guttenberg at 202-551-6477 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard A. Hoffman, Esq.